Filed by Snyder’s of Hanover, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
Snyder’s of Hanover Fact Sheet
Snyder’s of Hanover, Inc., headquartered in Hanover, Pennsylvania, manufactures snack foods in the United States and distributes throughout the United States, Canada, Latin America, Europe, and Asia. The Company traces its routes to 1909 when Harry V. Warehime started the Hanover Pretzel Company with a single recipe – Hanover Olde Tyme Pretzels.
Products include pretzels, potato chips, tortilla chips, peanut butter or cheese pretzel sandwiches, flavored pretzel pieces, organic and natural products, popcorn, and other snack foods.
Brand names include Snyder’s, Krunchers!, Jays, EatSmart Naturals, O-Ke-Doke, and Grande.
Snyder’s has manufacturing plants in Hanover, Pennsylvania; Jeffersonville, Indiana; and Goodyear, Arizona. A regional distribution center is located in Brownsburg, Indiana. In addition, there are more than 100 distribution warehouses located throughout the United States.
Products are distributed through a direct store delivery system with 237 company-owned routes and 1,684 independent operators. There are also a number of distribution companies who carry Snyder’s products. Products are distributed to grocery, club, and mass merchandise stores, convenience stores, food service outlets, and through other channels.
Snyder’s employs 2,347 associates nationwide. About 825 are employed in the greater Hanover area.
Snyder’s had net sales of $678 million in the fiscal year ended March 28, 2010.
Key executives are:
•	Michael A. Warehime, Chairman of the Board

•	Carl E. Lee, Jr., President and Chief Executive Officer

•	C. Ed Good, Vice President and Chief Financial Officer

•	James Butt, Vice President, Technical Services

•	Patrick McInerney, Vice President, Manufacturing Operations

•	John Bartman, Vice President, Human Resources

•	Claude O’Connor, Vice President, Marketing

•	Dan Morgan, Vice President, Sales, Northeast Division

•	David Royer, Vice President, Sales, Western Region

•	William Ray, Vice President, Sales, Eastern Region

Cautionary Note Regarding Forward-Looking Statements
This document includes statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder’s, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance’s or Snyder’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.
Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder’s or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Lance with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC, and the joint proxy statement/prospectus that will be filed by Lance. Neither Lance nor Snyder’s undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance and Snyder’s that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Lance with the SEC. This document is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that Lance may file with the SEC or Lance or Snyder’s may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO, at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President of Human Resources, at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s will be contained in the joint proxy statement/prospectus which will be filed by Lance with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.